EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES, OR THE
GROUP (A DEVELOPMENT STAGE ENTERPRISE)AS OF DECEMBER 31, 2018
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in Australian dollars)

(Unaudited)

	Notes	31 December 2018 A$	30 June 2018 A$

ASSETS
Current assets
Cash and cash equivalents		8,383,261	15,235,556
Trade and other receivables	7	5,589,569	3,152,410
Other current assets		112,678	266,625
Total current assets		14,085,508	18,654,591
Non-current assets
Property, plant and equipment		60,019	71,422
Total non-current assets		60,019	71,422
Total assets		14,145,527	18,726,013
LIABILITIES
Current liabilities
Trade and other payables		2,671,111	2,055,247
Provisions		550,112	588,693
Total current liabilities		3,221,223	2,643,940
Non-current liabilities
Provisions		1,338	916
Total non-current liabilities		1,338	916
Total liabilities		3,222,561	2,644,856
Net assets		10,922,966	16,081,157
EQUITY
Contributed equity	8	144,013,274	143,910,328
Reserves	9	1,212,721	1,753,954
Accumulated losses		(134,303,029)	(129,583,125)
Total equity		10,922,966	16,081,157

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars)

(Unaudited)

	Notes	31 December 2018 A$	31 December 2017 A$
Income
Revenue from ordinary activities	5	66,364	117,168
Other income	5	2,426,518	1,360,238
Expenses
Intellectual property expenses		(82,667)	(104,940)
General and administration expenses	6	(2,031,326)	(1,978,857)
Research and development expenses	6	(5,890,241)	(2,286,286)
Other operating expenses		(28,162)	(113,823)
Other gains/(losses)	6	199,287	(610,939)
Loss for the period		(5,340,227)	(3,617,439)
Loss before income tax		(5,340,227)	(3,617,439)
Income tax expense		-	-
Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period		(5,340,227)	(3,617,439)

		Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	4	0.99	0.68
Diluted loss per share	4	0.99	0.68

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars)

(Unaudited)

	Notes	31 December 2018 A$	31 December 2017 A$
Cash flows from operating activities
Payments to suppliers and employees		(7,290,291)	(4,220,833)
R&D tax refund		-	3,022,673
Interest received		68,526	25,497
Net cash (outflow) from operating activities		(7,221,765)	(1,172,663)
Cash flows from investing activities
Payments for property, plant and equipment		(3,273)	(3,338)
Net cash (outflow) from investing activities		(3,273)	(3,338)
Cash flows from financing activities
Proceeds from issues of shares and other equity securities		166,086	-
Transaction costs relating to issue of equity		(23,140)	(37,835)
Net cash inflow/ (outflow) from financing activities		142,946	(37,835)
Net (decrease) in cash and cash equivalents		(7,082,092)	(1,213,836)
Cash and cash equivalents at the beginning of the financial year		15,235,556	21,734,957
Effects of exchange rate changes on cash and cash equivalents		229,797	(609,934)
Cash and cash equivalents at end of period		8,383,261	19,911,187

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars)

(Unaudited)

		Attributable to owners of Prana Biotechnology Limited
	Notes	Contributed equity A$	Reserves A$	Accumulated losses A$	Total A$
Balance at 1 July 2017		144,018,006	2,320,480	(122,648,452)	23,690,034
Loss for the period		-	-	(3,617,439)	(3,617,439)
Total comprehensive income for the period		-	-	(3,617,439)	(3,617,439)
Transactions with owners in their capacity as owners:
Transaction costs		(119,435)	-	-	(119,435)
Employee share schemes - Share based payments		-	162,393	-	162,393
		(119,435)	162,393	-	42,958
Balance at 31 December 2017		143,898,571	2,482,873	(126,265,891)	20,115,553
Balance at 1 July 2018		143,910,328	1,753,954	(129,583,125)	16,081,157
Loss for the period		-	-	(5,340,227)	(5,340,227)
Total comprehensive loss for the period		-	-	(5,340,227)	(5,340,227)
Transactions with owners in their capacity as owners:
Issue of ordinary shares	8	166,086	-	-	166,086
Share-based payment expenses		-	79,090	-	79,090
Transaction costs		(63,140)	-	-	(63,140)
Expired options/warrants		-	(620,323)	620,323	-
		102,946	(541,233)	620,323	182,036
Balance at 31 December 2018		144,013,274	1,212,721	(134,303,029)	10,922,966

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars)

Note 1: Basis of Preparation

This condensed consolidated interim report for the half-year reporting period ending 31 December 2018 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Prana Biotechnology Limited ("the "Company") during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except for the adoption of new accounting standards as discussed below.

(a) New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies and make retrospective adjustments as a result of adopting the following standards:

The impact of the adoption of these standards and the new accounting policies are disclosed below. The other standards did not have any impact on the Group's accounting policies and did not require retrospective adjustments.

•	AASB 9 Financial Instruments, and

•	AASB 15 Revenue from Contracts with Customers.

(b) Impact of standards issued but not yet applied by the entity

(i)	AASB 16 Leases

AASB 16 was issued in February 2016, effective for annual period beginning on or after 1 January 2019. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of A$171,624. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

(c) Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2018, the Group incurred an operating loss of A$5,340,227 and an operating cash outflow of A$7,221,765 compared with an operating loss of A$3,617,439 and an operating cash outflow of A$1,172,663 for the six months ended 31 December 2017. As at 31 December 2018 the net assets of the Group stood at A$10,922,966 compared with A$16,081,157 at June 30, 2018 and our cash position decreased to A$8,383,261 from A$15,235,556 at 30 June 2018. The Group has recorded a Trade and Other Receivable at 31 December 2018 in the amount of A$5,552,294 from the Australian Taxation Office comprising research and development tax incentive claims for the fiscal year 2018 (A$3,251,673) and for the six-month period ended 31 December 2018 (A$2,300,621). The Group expects to receive A$3,251,673 relating to the research and development tax incentive claim for the fiscal year 2018 during the 6 months ended 30 June 2019 and also expects the research and development tax incentive to continue to be applicable in the subsequent years.

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Note 1: Basis of Preparation (continued)

(c) Going concern (continued)

As stated in note 2, the Group has entered into a securities purchase agreement with Life Biosciences LLC (“Life Biosciences”) to raise up to A$44.5 million. Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). This initial funding will be available following approval by the Company’s shareholders at an extraordinary general meeting to be held in April 2019. In addition to this initial investment, the Group may also receive up to approximately A$31 million from Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction. There is no commitment in this regard. The Group’s ongoing solvency is reliant on receipt of the initial US$7.5 million commitment by Life Biosciences. There is uncertainty over the timing of the receipt as shareholder approval has not been obtained.

On this basis, the continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon funding in the form of equity-based financing to fund future operations, together with maintaining implemented cost containment and deferment strategies.

Management and the directors believe that the Group will be successful in obtaining the necessary shareholder approval and receiving the US$7.5 million equity funding as noted above. Accordingly, the Directors have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB).

Note 2: Significant changes in the current reporting period

On 28 December 2018, the Group announced that it had entered into a securities purchase agreement for a lead investment by Life Biosciences to raise up to approximately A$44.5 million (approx. US$31.4 million). Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). A further amount of up to approximately A$31 million (approx. US$21.9 million) would be invested by Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction. Completion of the transaction is subject to approval by shareholders at the general meeting of shareholders and certain other customary completion conditions.

Note 3: Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsonian movement disorders, Alzheimer's disease, Huntington disease and other neurodegenerative disorders.

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Note 4: Loss per share

(a)       Basic loss per share

	Six months ended December 31,
	2018 (cents)	2017 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.99	0.68

(b)       Diluted loss per share

	Six months ended December 31,
	2018 (cents)	2017 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.99	0.68

(c)       Reconciliation of earnings used in calculating loss per share

	Six months ended December 31,
	2018	2017
Basic earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	5,340,227	3,617,439

Diluted earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	5,340,227	3,617,439
Adjustments	-	-
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	5,340,227	3,617,439

(d)       Weighted average number of shares used as denominator

	Six months ended December 31,
	2018 Number	2017 Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	536,789,698	533,891,470

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

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Note 5: Interest and other income

	31 December 2018 A$	31 December 2017 A$
Interest and other income
Interest income	66,364	111,581
Other revenue	-	5,587
	66,364	117,168
Other Income
R&D tax incentive	2,426,518	1,360,238
	2,426,518	1,360,238

Note 6: Loss for the period

	31 December 2018 A$	31 December 2017 A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	14,675	9,325
Employee expenses (non-R&D related)	332,529	492,458
Consultant and director expenses	432,684	403,673
Audit, internal control and other assurance expenses	100,847	93,060
Corporate compliance expenses	176,723	206,468
Office rental	73,743	88,606
Other administrative and office expenses	900,125	685,267
	2,031,326	1,978,857
Research and development expenses
Employee expenses	1,256,939	1,001,117
Other research and development expenses	4,633,302	1,285,169
	5,890,241	2,286,286
Other gains and losses
Foreign exchange loss / (gain)	(199,287)	610,939
	(199,287)	610,939

Note 7: Financial assets and financial liabilities

(a)	Trade and other receivables

	As at
	December 31, 2018	June 30, 2018
	A$	A$
Current
R&D tax incentive receivable	5,552,294	3,125,775
Accrued interest income	10,518	12,680
Goods and services tax receivable	26,757	13,955
	5,589,569	3,152,410

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Note 7: Financial assets and financial liabilities (continued)

(b)	Financial instruments measured at fair value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

•	quoted prices in active markets for identical assets or liabilities (Level 1);
•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Note 8: Contributed equity

		As at
		December 31, 2018		June 30, 2018
	Note	No.	A$	No.	A$
Fully paid ordinary shares	(a)	536,975,050	144,053,274	533,891,470	143,910,328
Options for fully paid ordinary shares		-	-	-	-
		536,975,050	144,053,274	533,891,470	143,910,328

a)	Fully paid ordinary shares

	As at
	December 31, 2018		June 30, 2018
	No.	A$	No.	A$
At the beginning of reporting period	533,891,470	143,910,328	533,891,470	144,018,006
Shares issued during the period	3,083,580	166,086	-	-
Transaction costs relating to share issues	-	(63,140)	-	(107,678)

At the end of reporting period	536,975,050	144,013,274	533,891,470	143,910,328

Note 9: Reserves

		As at
		December 31, 2018		June 30, 2018
	Note	No.	A$	No.	A$
Options over fully paid ordinary shares	(a)	25,400,000	1,212,721	25,216,490	1,753,954

		25,400,000	1,212,721	25,216,490	1,753,954

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Note 9: Reserves (continued)

(a)	Options over fully paid ordinary shares

	As at
	December 31, 2018		June 30, 2018
	No.	A$	No.	A$
At the beginning of reporting period	25,216,490	1,753,954	26,826,063	2,320,480
Movement during the period	183,510	(541,233)	(1,609,573)	(566,526)
At the end of reporting date	25,400,000	1,212,721	25,216,490	1,753,954

Note 10: Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2018 A$	31 December 2017 A$
Loss for the year	5,340,227	3,617,439
Depreciation	(14,675)	(9,325)
Accrued capital cost to equity	-	81,600
Non-cash employee benefits expense - share-based payments	(79,091)	(162,393)
Net foreign exchange differences	229,796	(609,934)
Decrease in provisions	38,159	112,749
Increase/(Decrease) in accounts receivable	2,437,159	(1,580,791)
Increase /(Decrease) in other current assets	(153,947)	60,687
(Increase) in accounts payable	(575,863)	(337,369)
	7,221,765	1,172,663

Note 11: Related party transactions

During the period from 1 July 2018 to 31 December 2018, the Group paid a total of A$150,000 (excl. GST) in advisory fees to Montoya Pty Ltd, an associated entity of Mr Lawrence Gozlan, a director of the Group.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the company and its subsidiaries.

Note 12: Events occurring after the reporting date

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

Note 13: Changes in accounting policies

This note explains the impact of the adoption of AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers on the Group’s financial statements.

(a)	Impact on the financial statements

As a result of the changes in the entity’s accounting policies, prior year financial statements have not been restated.

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Note 13: Changes in accounting policies (continued)

(b)	AASB 9 Financial Instruments – Impact of adoption

AASB 9 replaces the provisions of AASB 139 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of AASB 9 Financial Instruments from 1 July 2018 resulted in changes in accounting policies but no adjustments to the amounts recognised in the financial statements. The new accounting policies are set out in note 13(c) below. In accordance with the transitional provisions in AASB 9(7.2.15) and (7.2.26), comparative figures have not been restated or re-classified.

(c)	AASB 9 Financial Instruments – Accounting policies applied from 1 July 2018

(i)	Investments and other financial assets

Classification

From 1 July 2018, the Group classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value (either through OCI, or through profit or loss), and

• those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Impairment

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

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Note 13: Changes in accounting policies (continued)

(d)	AASB 15 Revenue from Contracts with Customers – Impact of adoption

The Group has adopted AASB 15 Revenue from Contracts with Customers from 1 July 2018 which resulted in changes in accounting policies. As the Group is still in the early stage of research and development for its products, it has neither generated revenue from contracts with customers, nor decided on the revenue strategy (licensing, sale of pharmaceutical products) for when the development phase is completed. Accordingly, the adoption of AASB 15 has no impact on the financial statements. In prior reporting periods, revenue and other income of the Group primarily comprised of interest income and R&D tax incentive which are not affected by the adoption of AASB 15.

Note 14: Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the "Group") makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Group has adopted new accounting standards AASB 9 and AASB 15 as disclosed in note 13 and has appropriately changed accounting policies where needed.

(a)	R&D Tax Incentives

A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than A$20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2018 the Group has recorded an item in other income of A$2,426,518 compared with A$1,360,238 for the comparable 2017 period to recognise this amount which relates to this period.

(b)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 15: Net tangible assets

	As at
	December 31, 2018		June 30, 2018
Net tangible assets		10,922,966		16,081,157
No. of shares		536,975,050		533,891,470

Net tangible assets per share (in cents)	A$	2.03	A$	3.01

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